SEC FILE NUMBER 000-24085

CUSIP NUMBER 030514103

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:    March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	AXT, Inc.
Former Name if Applicable:	American Xtal Technology, Inc.
Address of Principal Executive Office:	4281 Technology Drive
Fremont, CA 94538

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

          The completion of the Registrant’s first quarter’s financial review and verification process was delayed due to an investigation by the Registrant’s Audit Committee of certain product testing practices and policies of the Registrant. As a result of the investigation, the Registrant’s outside auditors have not yet completed their review of the Registrant’s financial statements.

          The Registrant expects to file its Form 10-Q within five calendar days of the prescribed due date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Donald L. Tatzin, Chief Financial Officer (510) 683-5900

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the corresponding period in the prior year, we have sold our opto-electronics assets and are accounting for our opto-electronics business as discontinued operations. The review of our results of continuing operations is expected to be completed within the period of extension set forth herein for filing our quarterly report on Form 10-Q.

AXT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004	By:	/s/ Donald L. Tatzin

Donald L. Tatzin, Chief Financial Officer